Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 9 DATED AUGUST 26, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 6, dated July 1, 2011, Supplement No. 7, dated August 10, 2011, and Supplement No. 8, dated August 24, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

1. The following subsection is inserted after the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Baltimore Building Two” on page 86 of the Prospectus and supplements Section G of Supplement No. 6, dated July 1, 2011 and Section A of Supplement No. 7, dated August 10, 2011:

Chicago Industrial Portfolio

On May 4, 2011, we entered into a definitive agreement to acquire a 100% fee interest in nine industrial buildings aggregating approximately 1.4 million square feet on 108.8 acres located in Chicago, Illinois, which we refer to herein as the “Chicago Industrial Portfolio.” As of August 4, 2011, we, through one of our wholly-owned subsidiaries, had completed the acquisition of seven of the nine industrial buildings of the Chicago Industrial Portfolio. On August 25, 2011, we, through one of our wholly-owned subsidiaries, completed the acquisition of one of the two remaining industrial buildings in the Chicago Industrial Portfolio, aggregating approximately 145,000 square feet on 9.5 acres (the “Building”). We expect to complete the acquisition of the remaining building of the Chicago Industrial Portfolio during the third quarter of 2011.

In connection with the acquisition of the Building, an agreement of purchase and sale was entered into by and between IIT Acquisitions and a group of sellers that includes Crossroads Bolingbrook, LLC and RES Crossroads Bolingbrook, LLC.

The Building is 100% leased to two tenants with an average remaining lease term (based on square feet) of 6.8 years. Both tenants individually lease more than 10% of the rentable area of the Building, as described below:

•

Daniel M. Powers & Associates, Ltd., a manufacturer of custom millwork/fixtures and steel shelving, leases approximately 100,000 square feet, or approximately 69% of the aggregate rentable area, under a lease that expires in September 2016 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $464,000 and is subject to annual rent escalations of approximately 2.5% beginning in September 2011.

•

Walgreen Co., a provider of consumer goods and services and pharmacy, health and wellness services in the U.S., leases approximately 45,000 square feet, or approximately 31% of the aggregate rentable area, under a lease that expires in February 2022 with no options to extend the lease. The annual base rent under the lease is currently approximately $198,000 and is subject to annual rent escalations of approximately 22.3% beginning in February 2012 and 15.8% beginning in February 2017.

The tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Building is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and it is adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Chicago Industrial Portfolio that may compete with the portfolio. The aggregate cost of this closing (excluding the cost attributable to land) is depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total purchase price for the Building was approximately $9.6 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. Pursuant to the terms of the Advisory Agreement, we paid an acquisition fee of approximately $96,000 to the Advisor, equal to 1.0% of the purchase price of the Building. We funded the acquisition using proceeds from this offering and debt financing described below.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Building for the year ended December 31:

Year (1)	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2010	100%	$4.56

(1)	Data for the years ended December 31, 2006, 2007, 2008, and 2009 was not available as it was not provided by the sellers.
(2)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for the Building:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	1	100,000	69%	$463,596	70%
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—

(1)

Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

2. The following supplements the table in Section G of Supplement No. 6, dated July 1, 2011:

Set forth below is a description of new acquisitions that are not individually significant that occurred subsequent to June 30, 2011:

Description	Acquisition Date	Percent Ownership	Purchase Price	Fees Paid to the Advisor (1)	Purchase Price Capitalization Rate	Rentable Square Feet	Occupancy Rate
Sterling Distribution Center – Ontario, California (2)	August 8, 2011	100%	$24,050,000	$24,050	6.6%	300,000	100%
Ritner Distribution Center – Carlisle, Pennsylvania	August 15, 2011	100%	$8,100,000	$81,000	9.0%	202,000	100%
International Drive Distribution Center – Mount Olive, New Jersey	August 24, 2011	100%	$9,600,000	$96,000	N/A (3)	252,000	50%

(1)	Fees paid to the Advisor are pursuant to the terms of the Advisory Agreement.
(2)	We assumed approximately $9.8 million in mortgage debt in connection with this acquisition.
(3)	This property is considered a “value-add” property.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property”

The following subsection is inserted after the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property—Debt Secured by the Kent Valley Distribution Building” on page 88 of the Prospectus and supplements Section H of Supplement No. 6, dated July 1, 2011 and Section B of Supplement No. 7, dated August 10, 2011:

Additional Debt Secured by the Chicago Industrial Portfolio

On August 25, 2011, we, through one of our wholly-owned subsidiaries, assumed a $6.3 million fixed rate loan agreement with Wachovia Bank, National Association, in order to fund a portion of the acquisition of the Building. The loan has a fixed interest rate of 6.24%, requires monthly payments of principal and interest, and has a contractual maturity of July 11, 2016. The loan is secured by a mortgage, deed to secure debt, or deed of trust, as applicable, and related assignments and security interests in the Building.